Exhibit 99.2

Q3 FY22 Results:

Mytheresa reports GMV growth of 13.2% in Q3 FY22, a 67% two-year growth,

stable profitability and targets strong full fiscal year 2022

•	Gross Merchandise Value (GMV) growth of 13.2% to €186.6 million in Q3 FY22, compared to €164.8 million in Q3 FY21
•	Top-line strength evident by two-year GMV growth of 67.0% in Q3 FY22 vs. Q3 FY20
•	LTM growth of active customers of 21.6% in Q3 FY22
•	Strong Gross Profit growth at 14.4% to €82.8 million in Q3 FY22
•	Stable profitability levels in Q3 FY22 with €10.2 million in adjusted EBITDA
•	Strong full fiscal year 2022 expected at the low-end of the given guidance ranges

MUNICH, Germany (May 10, 2022) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its third quarter of fiscal year 2022 ended March 31, 2022. The luxury multi-brand digital platform delivered another quarter of solid top-line growth with continued profitability.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “Our business has shown excellent strength despite the impact of many external challenges in the third quarter. I am pleased, that Mytheresa delivered very solid results and continued adjusted EBITDA profitability. We grew our GMV double-digit, we expanded our customer base healthily, our top customer base has become even stronger and all this against an extraordinary growth of 47% in last year’s quarter. We continued to see strong growth in the United States, where we again had the highest growth for Mytheresa, with outsized growth in warmer weather states like Florida and Texas.”

Kliger continued, “While it is impossible to predict the macro-economic environment for the coming months, the luxury sector has consistently proven to be very resilient. Furthermore, the shift to online in luxury shopping is continuing and driving growth. The first weeks of the fourth quarter of fiscal year 2022 fuel our confidence that Mytheresa remains the partner of choice for luxury designer brands to engage with our high-value multi-brand customers. We remain confident in the short and longer-term potential for profitable growth of our business.”

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2022

•	GMV increase of 13.2% year-over-year to €186.6 million, as compared to €164.8 million in the prior year period
•	Net sales increase of €4.7 million, or 2.9% year-over-year to €169.5 million slower than GMV due to planned switches of brands to the Curated Platform Model (CPM) and the subsequent effect of recording the platform fee as Net Sales
•	Increase of 490 basis points gross profit margin to 48.8% compared to 43.9% in the prior year period primarily driven by an increase in sales from the CPM generating 100% gross margin and a continued focus on full-price sales
•	Adjusted EBITDA of €10.2 million or 6.0% margin in Q3 FY22, as compared to €11.1 million or 6.8% margin in the prior year period. Adjusted operating income of €8.0 million, as compared to €9.1 million in the prior year period
•	Adjusted net income of €5.6 million, as compared to €4.5 million in the prior year period

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

•	Solid GMV growth overall with +13.2% vs. Q3 FY21 and +67.0% vs. Q3 FY20

•	Strongest GMV growth again in the US with +41.6% vs. Q3 FY21 and increased share of total GMV of 16.4%

•	Again high-impact top customer events held in Europe, Middle East and the United States

•	Opening of Mytheresa flagship store on JD.com to increase brand awareness and trust with Chinese consumers

Continued Brand Partnerships:

•	Launch of exclusive capsule collections and pre-launches in collaboration with Loewe, Moncler, Berluti, Manolo Blahnik x Birkenstock, Gucci, Dior Eyewear and many more

•	Successful beauty pop-up with French, luxury plant-based skincare brand Sisley

•	Continued success with the operations of the Curated Platform Model (CPM) with 6 brands

High-quality Customer Growth:

•	LTM growth of active customers of 21.6% reaching 755,000 customers

•	Solid number of first-time buyers in Q3 FY22 with over 110,000 customers

•	Very positive repurchase rates in Q3 FY22 of customer cohorts acquired a year ago

•	Strong growth of number of top customers with 33.3% in FYTD22 vs. FYTD21 as well as an increase in average GMV per all customers of 4.4% in FYTD22 vs. FYTD21

•	Successful growth of our exclusive resale service in partnership with Vestiaire Collective and expansion of the service to the UK and soon to the US

Consistent Strong Operational Performance:

•	Maintained business continuity in all operations with focus on health and well-being of all Mytheresa employees as top priority despite Omicron virus wave in Germany

•	High customer satisfaction with a Net Promoter Score of 77.7% in Q3 FY22 – not as high as last year due to continued global shipping delays driven by workforce shortages due to COVID

•	Achieved strong Gross Profit Margin with 48.8% in Q3 FY22 based on continued focus on full-price business and increasing share of CPM generating 100% gross profit

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2022, we expect to achieve our guidance at the low-end of the given ranges:

•	GMV in the range of €755 million to €775 million, representing a 23% to 26% growth

•	Net sales at €700 million to €720 million

•	Gross profit at €350 million to €365 million, representing a 22% to 27% growth

•	Adjusted EBITDA margin in the range of 9% to 10%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its third quarter of fiscal year 2022 financial results on May 10 , 2022 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (844) 200-6205 (USA) or +1 (929) 526-1599 (International). The passcode will be 239252. A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 11, 2022, through May 17, 2022, by dialing +1 (866) 813-9403 (USA) or +44 204 525-0658 (International). The replay passcode will be 383682.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on October 15, 2021 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, other transaction-related costs and IPO-related share-based compensation expenses.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, other transaction-related costs and IPO-related share-based compensation expenses.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude finance expenses on our Shareholder Loans, IPO preparation and transaction costs, other transaction-related costs, IPO-related share-based compensation expenses and related income tax effects.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €612.1 million net sales (+36.2% vs. FY20) in its first fiscal year as a public company (https://investors.mytheresa.com).

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Trout Deena Friedman / Maria Lycouris phone: +1 800 929 7167 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amount9*s in € millions)

	Three Months Ended			Nine months Ended
	March 31, 2021	March 31, 2022	Change in % / BPs	March 31, 2021	March 31, 2022	Change in % / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 164.8	€ 186.6	13.2%	€ 449.7	€ 550.6	22.4%
Active customer (LTM in thousands) (1), (2)	621	755	21.6%	621	755	21.6%
Total orders shipped (LTM in thousands) (1), (2)	1.384	1,703	23.1%	1.384	1,703	23.1%
Net sales	€ 164.8	€ 169.5	2.9%	€ 449.7	€ 514.9	14.5%
Gross profit	€ 72.4	€ 82.8	14.4%	€ 209.6	€ 260.2	24.1%
Gross profit margin(3)	43.9%	48.8%	490 BPs	46.6%	50.5%	390 BPs
Adjusted EBITDA(4)	€ 11.1	€ 10.2	(8.1%)	€ 43.7	€ 52.6	20.2%
Adjusted EBITDA margin(3)	6.8%	6.0%	(80 BPs)	9.7%	10.2%	50 BPs
Adjusted Operating Income(4)	€ 9.1	€ 8.0	(12.6%)	€ 37.6	€ 45.8	21.9%
Adjusted Operating Income margin(3)	5.5%	4.7%	(80 BPs)	8.4%	8.9%	50 BPs
Adjusted Net Income(4)	€ 4.5	€ 5.6	25.8%	€ 24.5	€ 32.7	33.5%
Adjusted Net Income margin(3)	2.7%	3.3%	60 BPs	5.5%	6.4%	90 BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 29 in our Interim Report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see the following pages.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended			Nine months Ended
	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
(in millions) (unaudited)
Net income	€ (50.0)	€ (4.3)	(91.4%)	€ (24.6)	€ (9.5)	(61.2%)
Finance expenses, net	€ (4.6)	€ 0.3	(106.8%)	€ (14.8)	€ 0.7	(104.8%)
Income tax expense	€ 3.8	€ 2.0	(47.2%)	€ 13.5	€ 12.4	(7.8%)
Depreciation and amortization	€ 2.0	€ 2.3	12.0%	€ 6.1	€ 6.7	10.2%
thereof depreciation of right- of use assets	€ 1.3	€ 1.4	9.7%	€ 3.9	€ 4.2	6.2%
EBITDA	€ (48.7)	€ 0.3	(100.6%)	€ (19.8)	€ 10.3	(152.0%)
IPO preparation and transaction costs(1)	€ 3.3	€ 0.0	(100.0%)	€ 7.0	€ 0.0	(100.0%)
Other transaction-related costs(2)	€ 0.0	€ 0.3	N/A	€ 0.0	€ 1.3	N/A
IPO related share-based compensation(3)	€ 56.5	€ 9.6	(82.9%)	€ 56.6	€ 40.9	(27.6%)
Adjusted EBITDA	€ 11.1	€ 10.2	(8.1%)	€ 43.7	€ 52.6	20.2%

	Three Months Ended			Nine months Ended
	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
(in millions) (unaudited)
Operating Income	€ (50.7)	€ (2.0)	(96.1%)	€ (25.9)	€ 3.6	(113.8%)
IPO preparation and transaction costs(1)	€ 3.3	€ 0.0	(100.0%)	€ 7.0	€ 0.0	(100.0%)
Other transaction-related costs(2)	€ 0.0	€ 0.3	N/A	€ 0.0	€ 1.3	N/A
IPO related share-based compensation(3)	€ 56.5	€ 9.6	(82.9%)	€ 56.6	€ 40.9	(27.6%)
Adjusted Operating Income	€ 9.1	€ 8.0	(12.6%)	€ 37.6	€ 45.8	21.9%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended
	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
(in millions) (unaudited)
Net Income	€ (50.0)	€ (4.3)	(91.4%)	€ (24.6)	€ (9.5)	(61.2%)
IPO preparation and transaction costs(1)	€ 3.3	€ 0.0	(100.0%)	€ 7.0	€ 0.0	(100.0%)
Other transaction-related costs(2)	€ 0.0	€ 0.3	N/A	€ 0.0	€ 1.3	N/A
IPO related share-based compensation(3)	€ 56.5	€ 9.6	(82.9%)	€ 56.6	€ 40.9	(27.6%)
Finance expenses on shareholder loans(4)	€ (5.0)	€ 0.0	(100.0%)	€ (16.0)	€ 0.0	(100.0%)
Income tax effect(5)	€ (0.4)	€ 0.0	(100.0%)	€ 1.6	€ 0.0	(100.0%)
Adjusted Net Income	€ 4.5	€ 5.6	25.8%	€ 24.5	€ 32.7	33.5%

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our initial public offering, which are classified within selling, general and administrative expenses.

(2)	Other transaction-related costs represents non-recurring professional fees, including advisory and accounting fees, related to potential transactions.

(3)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €40.9 million for the nine months ended March 31, 2022. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance income (expenses) associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Net sales	164,776	169,512	449,728	514,914
Cost of sales, exclusive of depreciation and amortization	(92,413)	(86,747)	(240,114)	(254,716)
Gross profit	72,363	82,765	209,614	260,199
Shipping and payment cost	(19,265)	(25,146)	(51,931)	(70,622)
Marketing expenses	(22,094)	(23,280)	(59,231)	(69,536)
Selling, general and administrative expenses	(80,040)	(34,214)	(117,701)	(111,352)
Depreciation and amortization	(2,040)	(2,284)	(6,107)	(6,728)
Other expense (income), net	329	184	(568)	1,612
Operating income	(50,747)	(1,975)	(25,925)	3,574
Finance income	5,905	0	22,148	0
Finance costs	(1,295)	(314)	(7,380)	(702)
Finance income (costs), net	4,610	(314)	14,768	(702)
Income (loss) before income taxes	(46,137)	(2,289)	(11,157)	2,872
Income tax expense	(3,838)	(2,028)	(13,464)	(12,418)
Net income (loss)	(49,975)	(4,317)	(24,621)	(9,546)
Cash Flow Hedge	(992)	448	(43)	(1,721)
Income Taxes related to Cash Flow Hedge	211	(125)	(20)	479
Foreign currency translation	-	14	-	(39)
Other comprehensive income (loss)	(781)	337	(63)	(1,281)
Comprehensive income (loss)	(50,755)	(3,979)	(24,683)	(10,827)

Basic & diluted earnings per share	€(0.60)	€(0.05)	(0.33)	€(0.11)
Weighted average ordinary shares outstanding (basic & diluted) - in millions	82.8	86.4	74.4	86.3

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2021	March 31, 2022
Assets
Non-current assets
Intangible assets and goodwill	155,611	155,242
Property and equipment	8,810	8,308
Right-of-use assets	14,009	21,923
Total non-current assets	178,430	185,473
Current assets
Inventories	247,054	226,117
Trade and other receivables	5,030	5,932
Other assets	14,667	58,713
Cash and cash equivalents	76,760	93,527
Total current assets	343,510	384,288
Total assets	521,941	569,761

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	444,951	488,022
Accumulated Deficit	(60,837)	(70,382)
Accumulated other comprehensive income	1,602	320
Total shareholders’ equity	385,718	417,961

Non-current liabilities
Provisions	717	750
Lease liabilities	8,786	17,032
Deferred tax liabilities	2,308	5,058
Total non-current liabilities	11,811	22,841
Current liabilities
Tax liabilities	14,293	20,862
Lease liabilities	5,361	5,116
Contract liabilities	10,975	8,737
Trade and other payables	43,558	42,797
Other liabilities	50,225	51,448
Total current liabilities	124,412	128,959
Total liabilities	136,223	151,800
Total shareholders’ equity and liabilities	521,941	569,761

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2020	1	91,008	(28,232)	-	1,602	64,377
Net income	-	-	(24,621)	-	-	(24,621)
Other comprehensive income	-	-	-	(63)	-	(63)
Comprehensive income	-	-	(24,621)	(63)	-	(24,683)
Capital increase initial public offering (referred to as IPO)	-	283,224	-	-	-	283,224
IPO related Transaction costs	-	(4,550)	-	-	-	(4,550)
Share-based compensation	-	59,833	-	-	-	59,833
Balance as of March 31, 2021	1	429,514	(52,853)	(63)	1,602	378,201

Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net income	-	-	(9,546)	-	-	(9,546)
Other comprehensive income	-	-	-	(1,242)	(39)	(1,281)
Comprehensive income	-	-	(9,546)	(1,242)	(39)	(10,827)
Issued capital from exercise of share options	-	369	-	-	-	369
Share-based compensation	-	42,701	-	-	-	42,701
Balance as of March 31, 2022	1	488,022	(70,382)	(1,242)	1,563	417,961

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Nine months ended March 31,
(in € thousands)	2021	2022
Net income (loss)	(24,621)	(9,546)
Adjustments for
Depreciation and amortization	6,107	6,728
Finance expense (income) costs, net	(14,768)	702
Share-based compensation	59,833	42,701
Income tax expense	13,464	12,418
Change in operating assets and liabilities
Increase (decrease) in provisions	133	33
(Increase) decrease in inventories	(63,425)	20,937
(Increase) decrease in trade and other receivables	(805)	(902)
Decrease (increase) in other assets	2,526	(44,035)
(Decrease) increase in other liabilities	(3,936)	(509)
Increase (decrease) in contract liabilities	(1,083)	(2,239)
Increase (decrease) in trade and other payables	(10,493)	(761)
Income taxes paid	(2,684)	(2,620)
Net cash provided by (used in) operating activities	(39,751)	22,907
Expenditure for property and equipment and intangible assets	(1,555)	(1,702)
Proceeds from sale of property and equipment and intangible assets	44	-
Net cash (used in) investing activities	(1,511)	(1,702)
Interest paid	(4,581)	(702)
Proceeds from bank liabilities	64,990	-
Repayment of liabilities from banks	(74,990)	-
Repayment of Shareholder loans	(171,827)	-
Proceeds from capital increase	283,224	-
IPO preparation and transaction costs	(4,550)	-
Proceeds from the exercise of share options	-	369
Payment of lease liabilities	(4,345)	(4,067)
Net cash (used in) provided by financing activities	87,922	(4,400)
Net increase (decrease) in cash and cash equivalents	46,659	16,806
Cash and cash equivalents at the beginning of the period	9,367	76,760
Effects of exchange rate changes on cash and cash equivalents	(18)	(39)
Cash and cash equivalents at end of the period	56,008	93,526